Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

September 8, 2015

VIA EDGAR AND OVERNIGHT MAIL

Mr. Tom Kluck Branch Chief U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC

Amendment No. 2 to Draft Offering Statement on Form 1-A

Submitted July 29, 2015
CIK No. 0001645583

Dear Mr. Kluck:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in (i) a letter dated August 19, 2015 (the “Comment Letter”) and (ii) a telephone conversation with Rochelle Plesset of the Division of Investment Management (the “Telephone Comments”) with respect to Amendment No. 2 to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001645583) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on July 29, 2015, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently submitting for non-public review Amendment No. 3 to the draft Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Amended Submission, which was submitted today by the Company via EDGAR, reflecting all changes to the Offering Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. With respect to the Telephone Comments, we have paraphrased the comment in italics with the responses immediately following each comment.

Mr. Tom Kluck

Division of Corporation Finance

September 8, 2015

Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Offering Summary, page 10

Distributions, page 15

1.	We note your response to comment 9 of our letter dated July 17, 2015. We continue to note that you have limited assets and no revenues or operating history; thus, it does not appear that you have a reasonable basis for the estimated distribution. Please revise to remove the estimated distribution or further explain to us how the estimated distribution is appropriate.

Response to Comment No. 1

The distribution discussion contained on page 15 of the offering circular is not an estimate of distributions; rather, it is a target distribution on shareholders’ invested capital, which if not achieved triggers the distribution support commitment. Fundrise, LP, an affiliate of the Company’s sponsor, is contractually obligated to purchase up to $1,000,000 of the Company’s shares, until December 31, 2017, to the extent that distributions paid by the Company for any calendar quarter exceed its adjusted funds from operations (“AFFO”) for such quarter. In the event that distributions declared by the Company exceed the Company’s AFFO, Fundrise, LP will purchase shares at the then NAV per share for a purchase price equal to the amount of the excess distribution. The net proceeds of such sales will be used to support the distribution payments to the Company’s shareholders.

The Company intends to declare distributions in an amount that would produce a 15% cumulative, non-compounded annual return on and of shareholders’ invested capital until the distribution support commitment expires, which is the earlier of (i) the purchase by Fundrise, LP of an aggregate $1,000,000 in common shares, or (ii) December 31, 2017. Fundrise, LP will only be required to purchase shares pursuant to the distribution support agreement on distribution amounts that provide shareholders with a 15% cumulative, non-compounded annual return on and of invested capital, prorated for such quarter, or less. Thus, to the extent that the distributions declared by the Company exceed the Company’s AFFO for a quarter, and to the extent that the distribution support commitment is still in effect, Fundrise, LP will be obligated to purchase common shares to cover the excess distribution payment.

Mr. Tom Kluck

Division of Corporation Finance

September 8, 2015

The Company acknowledges that the date on which the distribution support commitment will expire depends in part upon the Company’s quarterly AFFO (because the less AFFO that the Company produces in a quarter, the more common shares Fundrise, LP will be required to purchase to match the 15% distribution, so the sooner Fundrise, LP will purchase an aggregate $1,000,000 shares). The Company also acknowledges that the level of distributions will likely be lower after the distribution support commitment expires, because at that point the Company’s distribution level will be fully dependent on the yields generated by the Company’s assets, without assistance from the distribution support commitment.

In response to the Staff’s comment, the Company has revised the disclosure to reflect the foregoing and believes that the mechanics of the distribution support commitment and the related risks, as described above, are clearly and accurately disclosed in the Amended Submission.

Further, the Company acknowledges that the Distribution Support Agreement is a material contract that is required to be filed pursuant to Item 17 of Form 1-A, and as such, the details of the Distribution Support Agreement are required to be disclosed in the offering circular. To facilitate the Staff’s review, a copy of the draft Distribution Support Agreement has been attached to this letter on Annex A.

Valuation Policies, page 98

2.	We note your response to our previous comment 15. Please explain to us the methodologies that will be used to determine the fair values.

Response to Comment No. 2

The assets held by the Company will consist primarily of securities defined as debt pursuant to ASC 320. In some instances, the Company may hold equity securities, for which the valuation methodology is described below.

For securities defined as debt pursuant to ASC 320, which are “Held to Maturity”, the Company will use amortized cost and assess whether such debt securities have “other than temporary impairment” on a quarterly basis. To determine whether debt securities have “other temporary impairment” (as provided for in ASC 320-10-35-30), the Company will first assess whether the security’s fair value is less than its amortized cost basis. Such indications of impairment may include: delinquency of interest payments exceeding 90 days, material changes in market interest rates, and/or other observed indicators of distress to the underlying asset. In instances where impairment exists (the debt securities’ fair value is less than its amortized cost basis) the Company will then consider whether there is an intent to sell or whether it is more likely than not that the Company will be required to sell the impaired debt security before recovery of its amortized cost basis. In determining the value of credit losses, the Company will use the methodology described below to determine the present value of cash flows expected to be collected.

Mr. Tom Kluck

Division of Corporation Finance

September 8, 2015

For equity securities where a readily determinable fair value is not available and for available for sale debt securities, the Company will use an Income Approach to measure fair value on a quarterly basis. As described in ASC 820-10-55-3F, an income approach converts future cash flows to a single, discounted amount. As further described in ASC 820, the Company will utilize the Fair Value Hierarchy to assess the reliability of inputs utilized in the valuation methodology. Most assets held by the Company are highly illiquid and unlikely to have significant observable inputs. Accordingly, most assets held by the Company are expected to be level 3, where the use of significant unobservable inputs is required to measure fair value.

The Income Approach methodology utilized by the Company will reflect all observable market data at the initial measurement date, but may rely on unobservable inputs to measure fair value in subsequent periods. Unobservable inputs in subsequent periods are expected to include specific data on similar credit or non-participating securities including: discount rates, default rates, and loss severity rates. For participating equity securities, the Company will assess discount rates and capitalization rates (the direct capitalization approach) for the determination of fair value. As the Company is expected to acquire assets at fair value, the valuation technique will be calibrated at initial recognition so the result of the valuation technique equals the transaction price as per ASC 820-10-35-24C. Subsequent changes to inputs in the valuation technique may give rise to a fair value adjustment. To the extent the Company holds liabilities, which are economically related, the same fair value technique will be applied for the related liabilities.

Appendix B – Form of Subscription Agreement

3.	We note your revisions in response to comment 18. Section 3.5 continues to require that a subscriber represent they have “carefully read” the terms and provisions of this Agreement, the Offering Circular and the Operating Agreement. Please revise or provide us with your analysis of how this representation is consistent with Section 14 of the Securities Act. Please refer to the Commission’s guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005).

Mr. Tom Kluck

Division of Corporation Finance

September 8, 2015

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the subscription agreement to delete the language identified in the comment.

Telephone Comment[s]

Investment Advisers Act of 1940

4.	In a telephone conversation with Rochelle Plesset of the staff of the Division of Investment Management on August 27, 2015, Ms. Plesset asked us to describe our analysis of the registration of our manager under the Investment Advisers Act of 1940.

Response to Comment No. 4

In response to the Staff’s comment, our manager, Fundrise Advisors, LLC, is currently registered as an investment adviser with the Securities and Exchange Commission as an Internet adviser relying on Rule 203A-2(e). Rule 203A-2 (e) provides that the prohibition on Commission registration does not apply to Internet investment advisers. An Internet investment adviser is generally defined by Rule 203A-2(e) as an investment adviser that, among other things, provides investment advice to all of its clients exclusively through an interactive website, except that the investment adviser may provide investment advice to fewer than 15 clients through other means during the preceding twelve months. The Company is the sole client of Fundrise Advisors, LLC that receives investment advice through means other than its interactive website.

[Remainder of this page left intentionally blank]

Mr. Tom Kluck

Division of Corporation Finance

September 8, 2015

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Michael S. McCord, Chief Financial Officer and Treasurer

Rise Companies Corp.

David Perechocky, Esq.

Goodwin Procter LLP

ANNEX A:

Distribution Support Agreement

[see attached]

DISTRIBUTION SUPPORT AGREEMENT

THIS DISTRIBUTION SUPPORT AGREEMENT (this “Agreement”) dated as of September __, 2015, by and between Fundrise, LP (“LP”) and Fundrise Real Estate Investment Trust, LLC (the “Company”).

WHEREAS, the Company has qualified for sale (the “Offering”) a maximum of $50,000,000 of its common shares (the “Shares”) pursuant to a Regulation A Offering Statement on Form 1-A under the Securities Act of 1933, as amended;

WHEREAS, the net proceeds of the Offering will be invested in a diversified portfolio of commercial real estate loans, commercial real estate and other select real estate-related assets;

WHEREAS, to provide additional funds to support the Company’s cash distributions to holders of the Shares (the “Shareholders”), the Company and LP desire to enter into this Agreement, pursuant to which LP shall purchase up to an aggregate of $1,000,000 in Shares in accordance with the terms set forth herein;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Definitions. The following terms, when used herein, shall have the following meanings:

“AFFO” means the Company’s adjusted funds from operations as disclosed in the Company’s Periodic Report filed with respect to the applicable period.

“Affiliate” means with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such other Person; (ii) any Person directly or indirectly owning, controlling, or holding with the power to vote 10% or more of the outstanding voting securities of such other Person; (iii) any legal entity for which such Person acts as an executive officer, director, trustee, or general partner; (iv) any Person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held, with power to vote, by such other Person; and (v) any executive officer, director, trustee, or general partner of such other Person.

“Agreement” has the meaning set forth in the recitals.

“Business Day” means any day other a Saturday, a Sunday or a day on which banks are required or permitted to close in Washington, DC.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto. Reference to any provision of the Code shall mean such provision as in effect from time to time, as the same may be amended, and any successor provision thereto, as interpreted by any applicable regulations as in effect from time to time.

“Company” has the meaning set forth in the recitals.

“Distribution Shortfall” means with respect to any calendar quarter during the Term ending on or prior to December 31, 2017, the amount by which Quarterly Distributions exceed AFFO for such quarter or, in the event AFFO is negative, the amount of the Quarterly Distributions for such quarter.

“Fundrise Manager” means Fundrise Advisors, LLC.

“Invested Capital” means the amount calculated by multiplying the total number of Shares purchased by Shareholders by the Issue Price, reduced by (i) any amounts paid by the Company to repurchase Shares pursuant to the Company’s plan for redemption of Shares and (ii) any distribution amounts that constitute a “return of capital” for U.S. federal income tax purposes, including without limitation liquidating distributions made to Shareholders and net sale proceeds distributed to Shareholders as a result of the sale of one or more of the Company’s investments to the extent such distributions constitute a return of capital.

“Issue Date” has the meaning set forth in Section 3(b) hereof.

“Issue Price” means the gross price per Share the original purchasers of Shares paid to the Company for the Shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Shares).

“LP” has the meaning set forth in the recitals.

“Offering” has the meaning set forth in the recitals.

“Operating Agreement” means the Amended and Restated Operating Agreement of the Company, dated as of [_____], 2015, as amended from time to time.

“Purchase Price” means, as of any given date, the per share price payable in the Offering.

“Periodic Report” means the Company’s current report on Form 1-U, semi-annual report on Form 1-SA or annual report on Form 1-K, as applicable.

“Person” means an individual, corporation, partnership, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Internal Revenue Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity, or any government or any agency or political subdivision thereof, and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Quarterly Distributions” means the aggregate amount of cash distributions paid to Shareholders during a calendar quarter.

“SEC” means the United States Securities and Exchange Commission.

“Shares” has the meaning set forth in the recitals.

“Shareholders” has the meaning set forth in the recitals.

“Shareholders’ 15% Return” means, as of any date, an aggregate amount equal to a 15% cumulative, non-compounded, annual return on and of Invested Capital (calculated like simple interest on a daily basis based on a 365 day year). For purposes of calculating the Shareholders’ 15% Return, Invested Capital shall be determined for each day during the period for which the Shareholders’ 15% Return is being calculated.

“Threshold Amount” means an amount equal to the Shareholders’ 15% Return, prorated for such quarter.

“Term” has the meaning set forth in Section 4 hereof.

2. Share Purchase Commitment. In the event of a Distribution Shortfall for any calendar quarter during the Term, LP shall purchase Shares from the Company in an amount no less than the Distribution Shortfall; provided, however, that LP shall not be obligated to purchase Shares for any quarter in which AFFO for such quarter exceeds the Threshold Amount and further provided, that LP’s obligation to purchase Shares pursuant to this Agreement shall be limited to an aggregate of $1,000,000 in purchase amount. Any Shares purchased by LP pursuant to this Section 2 shall be purchased pursuant to the Offering and at the Purchase Price in effect as of the date of purchase of the Shares.

3. Procedure for Purchase of Shares.

(a) In the event of a Distribution Shortfall, the Company shall deliver to LP a written notice within ten (10) Business Days following the Company’s filing with the SEC of its Periodic Report that discloses the Company’s AFFO for such calendar quarter specifying the number of Shares to be purchased by LP pursuant to Section 2 above and the Company’s calculation of the Distribution Shortfall.

(b) On the fifth Business Day following the delivery of such notice (the “Issue Date”), the Company shall issue to LP the Shares being sold against LP’s delivery of an executed subscription agreement for the Offering and payment of the purchase price for such Shares by wire transfer of immediately available funds.

4. Term. This Agreement shall be in effect until the earlier of (a) December 31, 2017; (b) the date on which LP has purchased an aggregate amount of Shares pursuant to this Agreement equal to $1,000,000; or (c) the date upon which neither Fundrise Manager nor another Affiliate of LP is serving as the Company’s Manager (as such term is defined in Operating Agreement) with responsibility for the Company’s day-to-day operations (the “Term”).

5. Notices. All notices shall be in writing and shall be given or made, by delivery in person or by guaranteed delivery overnight courier to LP at the address set forth below:

Fundrise, LP
1519 Connecticut Ave., Suite 200
Washington, DC 20036

or to such other address as LP may designate to the Company in writing. Notices shall be effective upon receipt in the case of personal delivery or one Business Day after being sent in the case of delivery by overnight courier.

6. Voting Agreement. LP agrees, and shall cause any of its Affiliates to whom it may transfer Shares to agree on behalf of itself and to require any subsequent transferees that are Affiliates to agree that, with respect to any Shares purchased pursuant to this Agreement or otherwise acquired, it will not vote or consent on matters submitted to the Shareholders, including without limitation, the removal of Fundrise Manager or any of its Affiliates as the Company’s Manager (as such term is defined in the Operating Agreement). This voting restriction shall survive until such time that Fundrise Manager or any of its Affiliates is no longer serving as the Company’s Manager.

7. Assignment; Third Party Beneficiaries. This Agreement may not be assigned by either party; provided, however, that LP may assign its obligations under this Agreement to any one or more of its Affiliates, but no such assignments shall relieve LP of its obligations hereunder. This Agreement shall inure to the benefit of and shall be binding upon the heirs, executors, administrators, legal representatives, successors and assigns of the parties hereto.

8. Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware without reference to conflict of law provisions.

9. Amendment. No amendment, modification or waiver of this Agreement will be valid unless made in writing and duly executed by each party hereto.

10. Entire Agreement. This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof. This Agreement may be executed in one or more counterparts.

[The remainder of this page is intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

By:	Fundrise Advisors, LLC
Title:	Manager

By:
Name:	Benjamin Miller
Title:	Chief Executive Officer

FUNDRISE, LP

By:	Fundrise GP I, L.L.C.
Title:	General Partner

By:	Fundrise Management, L.L.C.
Title:	Member

By:	Rise Companies Corp.
Title:	Member

By:
Name:	Benjamin Miller
Title:	Chief Executive Officer